Northern Power Systems Corp.

29 Pitman Road

Barre, VT 05641

May 12, 2014

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4-6

Attn.: Amanda Ravitz, Assistant Director

Re:	Wind Power Holdings, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed April 14, 2014
File No. 001-36317

Ladies and Gentlemen:

Northern Power Systems Corp. (successor to Wind Power Holdings, Inc.) (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 30, 2014 (the “Comment Letter”) to Mr. Troy C. Patton, President and Chief Executive Officer of the Company, with respect to Amendment No. 2 to the General Form for Registration of Securities on Form 10 (the “Registration Statement”) submitted April 14, 2014.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A hard copy of this letter is being delivered under separate cover to Brian Soares of the Commission.

Company Overview, page 1

1.	Please expand your response to prior comment 2 to explain to us why you do not believe it is necessary for you to also include in your summary percentages regarding the capacity factor of your turbines.

Response:

In prior comment 2, the Staff had asked the Company to “clarify what you mean by the percentages of commercial availability you cite for your product and explain how you know what this percentage is.” The Company’s response explained how commercial availability is used in the wind industry and how it is calculated. Commercial availability is a common metric used for comparative purposes in the wind industry and typically is the basis of a guarantee that is provided to a turbine purchaser. For example, please refer to page 4 of Amendment No. 2 to the Registration Statement which describes the Company’s guarantee to certain of its customers that the availability of the customer’s fleet of the Company’s wind turbines will exceed a specified percentage on an annual basis.

While the Company collects data for calculating capacity factor for individual turbines, the Company believes that this is not a very meaningful metric to assess comparative turbine performance as capacity factor varies widely depending on the wind speed average and distribution at any particular site.

2.	Please expand your response to prior comment 3 to clarify to us whether the testing you discussed in your response was conducted by Old Northern before you acquired it. If the testing mentioned in your response is not the same one, please revise your filing to disclose the content of the second sentence of the second paragraph of your response to prior comment 3.

Response:

The testing described in the Company’s response to prior comment 3 was carried out by the Company, not by Old Northern. These test programs began in the second half of 2010, and continued through 2011 and into 2012.

Item 15, Financial Statements and Exhibits, page 83

3.	Please file as an exhibit the Purchase and Sale Agreement disclosed on page 58.

Response:

The Purchase and Sale Agreement has been filed as Exhibit 10.16 to Amendment No. 3 to the Registration Statement.

Exhibit 10.7

4.	We note your response to prior comment 9. Please tell us the basis for your conclusion that you are not required to file the exhibits and schedules referenced in this exhibit because you do not believe they are material to an investor’s understanding of the parties’ obligations thereunder. Cite all authority upon which you rely.

Response:

In response to the Staff’s comment, all exhibits and schedules to Exhibit 10.7 have been filed as part of Amendment No. 3 to the Registration Statement.

*     *     *     *

If you have any questions concerning these responses, need further information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 871-6061.

Very truly yours,

/s/ Elliot J. Mark

Elliot J. Mark

Vice President and General Counsel

cc:	Brian Soares

Tara Harkins

Kevin Vaughn, Branch Chief

Troy C. Patton

Ciel R. Caldwell

Michael Pasciak

Kenneth J. Gordon, Esq.

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